Exhibit 12
                                                                Page 1 of 2


           JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
      STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
       AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                 (In Thousands)
                                    UNAUDITED

                                                  Three Months Ended
                                           March 31, 1996    March 31, 1995

 OPERATING REVENUES                            $529,274             $468,034

 OPERATING EXPENSES                             426,349              398,473
     Interest portion
     of rentals (A)                               2,762                3,359
       Net expense                              423,587              395,114

 OTHER INCOME:
     Allowance for funds
       used during
       construction                               2,156                1,297
     Other income, net                            2,142                3,618
       Total other income                         4,298                4,915

 EARNINGS AVAILABLE FOR FIXED
   CHARGES AND PREFERRED
   STOCK DIVIDENDS
   (excluding taxes
   based on income)                            $109,985             $ 77,835

 FIXED CHARGES:
     Interest on funded
       indebtedness                            $ 22,514             $ 22,499
     Other interest (B)                           3,598                1,993
     Interest portion
       of rentals (A)                             2,762                3,359
        Total fixed charges                    $ 28,874             $ 27,851

 RATIO OF EARNINGS TO
   FIXED CHARGES                                   3.81                 2.79

 Preferred stock dividend
   requirement                                    3,586                3,699
 Ratio of income before
   provision for income
   taxes to net income (C)                        148.8%               138.0%
 Preferred stock dividend
   requirement on a pretax
   basis                                          5,336                5,104
 Fixed charges, as above                         28,874               27,851
        Total fixed charges
          and preferred
          stock dividends                      $ 34,210             $ 32,955

 RATIO OF EARNINGS TO
   COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                   3.21                 2.36
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                                                                 Exhibit 12
                                                                 Page 2 of 2




           JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
      STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
       AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                 (In Thousands)
                                    UNAUDITED






 NOTES:


 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $2,675 for 1996.

 (C) Represents income before provision for income taxes of $81,111 and $49,984, for the three months ended March 31, 1996 and March 31, 1995, respectively, divided by net income of $54,496 and $36,211, respectively.
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